                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            TELE-COMMUNICATIONS, INC.
                                (Name of Issuer)

(1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share.

(2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share.

(3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share.

(4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share.

(5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share.

(6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00, per share.

(7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share.
-------------------------------------------------------------------------------
                        (Title of Classes of Securities)

(1)      Series A TCI Group Common Stock:                     87924V101
(2)      Series A Liberty Group Common Stock:                 87924V507
(3)      Series A Ventures Group Common Stock:                87924V887
(4)      Series B TCI Group Common Stock:                     87924V200
(5)      Series B Liberty Group Common Stock:                 87924V606
(6)      Series B Ventures Group Common Stock:                87924V879
(7)      Class B Preferred Stock:                             87924V309
-------------------------------------------------------------------------------
                                 (CUSIP Numbers)

                               Dr. John C. Malone
                          c/o Tele-Communications, Inc.
     Terrace Tower II, 5619 DTC Parkway, Englewood, CO 80111, (303-267-5500)
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                OCTOBER 15, 1997
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box: [ ].**

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------
** See discussion in Item 1 relating to prior Schedule 13G filing.

                           Exhibit Index is on Page __

Cusip No. for Series A TCI Group Common Stock-- 87924V101
Cusip No. for Series A Liberty Group Common Stock -- 87924V507
Cusip No. for Series A Ventures Group Common Stock-- 87924V887
Cusip No. for Series B TCI Group Common Stock-- 87924V200
Cusip No. for Series B Liberty Group Common Stock -- 87924V606
Cusip No. for Series B Ventures Group Common Stock-- 87924V879
Cusip No. for Class B Preferred Stock -- 87924V309
-------------------------------------------------------------------------------
(1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above
     Persons
     Dr. John C. Malone
-------------------------------------------------------------------------------
(2) Check the Appropriate Box if a Member of a Group (a) [ ]
                                                     (b) [ ]
-------------------------------------------------------------------------------
(3) SEC Use Only
-------------------------------------------------------------------------------
(4) Source of Funds
    OO
-------------------------------------------------------------------------------
(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
(6) Citizenship or Place of Organization
    U.S.
-------------------------------------------------------------------------------
         (7) Sole Voting Power   1,512,348 Shares of Series A TCI Group1
                                 53,796,799 Shares of Series B TCI Group2,4
                                 819,502 Shares of Series A Liberty Group2,3
                                 8,627,395 Shares of Series B Liberty Group2,5
                                 649,939 Shares of Series A Ventures Group6
                                 11,877,927 Shares of Series B Ventures Group2,7
Number                           273,600 Shares of Class B Preferred2
of
Shares   ----------------------------------------------------------------------
Bene-    (8) Shared Voting Power 0 Shares
ficially ----------------------------------------------------------------------
Owned    (9) Sole Dispositive    1,512,348 Shares of Series A TCI Group1
Each         Power               52,112,024 Shares of Series B TCI Group2,4
Report-                          819,502 Shares of Series A Liberty Group2,3
ing Person                       8,627,395 Shares of Series B Liberty Group2,5
With                             649,939 Shares of Series A Ventures Group6
                                 11,017,247 Shares of Series B Ventures Group2,7
                                 273,600 Shares of Class B Preferred2
-------------------------------------------------------------------------------
        (10) Shared Dispositive
             Power               0 Shares
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

                1,512,348 Shares of Series A TCI Group1
                53,796,799 Shares of Series B TCI Group2,4
                819,502 Shares of Series A Liberty Group2,3
                8,627,395 Shares of Series B Liberty Group2,5
                649,939 Shares of Series A Ventures Group6
                11,877,927 Shares of Series B Ventures Group2,7
                273,600 Shares of Class B Preferred2
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares     [  ]

-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)8

                           Series A TCI Group                 <1%
                           Series B TCI Group                 80.7%
                           Series A Liberty Group             <1%
                           Series B Liberty Group             40.7%
                           Series A Ventures Group            <1%
                           Series B Ventures Group            73.0%
                           Class B Preferred                  16.9%

-------------------------------------------------------------------------------
(14) Type of Reporting Person
             IN

-----------------------------
1 Includes 1,400,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 840,000 shares are currently exerciseable, but does not include shares of Series A TCI Group Stock issuable upon conversion of shares of Series B TCI Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

2 Includes, as applicable, 776,380 shares of Series B TCI Group Stock, 8,484 shares of Series A Liberty Group Stock, 293,250 shares of Series B Liberty Group Stock, 396,620 shares of Series B Ventures Group Stock, and 6,900 shares of Class B Preferred Stock beneficially owned by Dr. Malone's spouse, to which Dr. Malone disclaims any beneficial ownership thereof. (See Item 5)

3 Includes 750,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 450,000 shares are currently exerciseable. These shares do not include shares of Series A Liberty Group Stock issuable upon conversion of shares of Series B Liberty Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5 of the Statement)

4 Includes 30,545,864 shares of Series B TCI Group Stock that Dr. Malone has the right to acquire at any time prior to June 30, 1999, and 11,500,000 shares and 2,795,000 shares, respectively, of Series B TCI Group Stock pledged as security for two loans. Also includes 1,684,775 shares of Series B TCI Group Stock on which Dr. Malone has been granted the voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6 of the Statement)

5 Includes 3,084,358 shares and 500,000 shares, respectively, of Series B Liberty Group Stock pledged as security for two loans. (See Item 6)

6 Includes 600,000 shares Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights of which options for 360,000 shares are currently exerciseable, but does not include shares of Series A Ventures Group Stock issuable upon conversion of shares of Series B Ventures Group Stock owned by Dr. Malone or his spouse. (See Items 3 and 5)

7 Includes 860,680 shares of Series B Ventures Group Stock on which Dr. Malone has been granted voting rights; however, Dr. Malone has no right to dispose of such shares (which are excluded in (9) above). (See Item 6)

8 Each share of Series B TCI Group Stock, Series B Liberty Group Stock and Series B Ventures Group Stock is entitled to 10 votes per share and each share of Series A TCI Group Stock, Series A Liberty Group Stock and Series A Ventures Group Stock is entitled to one vote per share. In addition, holders of Class B Preferred Stock vote with the holders of the Series A TCI Group Stock, Series B TCI Group Stock, Series A Liberty Group Stock, Series B Liberty Group Stock, Series A Ventures Group Stock, Series B Ventures Group Stock, and certain classes/series of Issuer preferred stock on the election of directors. Accordingly, when these series and classes of stock are aggregated, the Reporting Person may be deemed to beneficially own voting equity securities representing approximately 37.7% of the voting power with respect to a general election of directors of the Issuer.

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (Amendment No. 6)

                                  Statement of

                               DR. JOHN C. MALONE

                        Pursuant to Section 13(d) of the
                         Securities Exchange Act of 1934

                                  in respect of

                            TELE-COMMUNICATIONS, INC.
                          (Commission File No. 0-20421)

ITEM 1. Security and the Issuer
        -----------------------

        Dr. John C. Malone hereby amends and supplements his Statement on
Schedule 13D, as amended to the date hereof (the "Statement"), with respect to the following shares of stock of Tele-Communications, Inc., a Delaware corporation (the "Issuer"), beneficially owned by Dr. John C. Malone:

     (1) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share (the "Series A TCI Group Stock");

     (2) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share (the "Series A Liberty Group Stock");

     (3) Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share (the "Series A Ventures Group Stock");

     (4) Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share (the "Series B TCI Group Stock");

     (5) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share (the "Series B Liberty Group Stock");

     (6) Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share (the "Series B Ventures Group Stock"); and

     (7) Class B 6% Cumulative Redeemable Exchangeable Junior Preferred Stock, par value $.01 per share (the "Class B Preferred Stock").

The Issuer's executive offices are located at 5619 DTC Parkway, Englewood, Colorado 80111. Unless otherwise indicated, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Statement.

ITEM 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         Item 3 of the Statement is hereby amended and supplemented by adding the following:

         On September 15, 1997, The John C. Malone Charitable Remainder Unitrust (the "Trust") of which Dr. Malone is the trustee distributed 8,484 shares of Series A Liberty Group Stock to Dr. Malone and 8,484 shares of Series A Liberty Group Stock to his spouse. Such distribution did not affect the number of shares deemed beneficially owned by Dr. Malone. Dr. Malone, however, disclaims any beneficial ownership in the shares of Series A Liberty Group Stock distributed by the Trust to his spouse.

ITEM 4.  Purpose of Transaction
         ----------------------

         Item 4 of the Statement is hereby amended and supplemented by adding the following:

         The distribution by the Trust occurred in accordance with the terms of the Trust, which requires the Trust to distribute a portion of the Trust estate's income, in cash or in kind, on a periodic basis.

ITEM 5.  Interest in Securities of the Issuer
         ------------------------------------

         Item 5(a) of the Statement is hereby amended and supplemented by adding the following information thereto:

         Dr. Malone beneficially owns (without giving effect to the conversion of Series B Liberty Group Stock for Series A Liberty Group Stock) 819,502 shares of Series A Liberty Group Stock, which includes interests in shares held by the trustee of the Issuer's Employee Stock Purchase Plan, and options for 750,000 shares of which options for 450,000 shares are currently exerciseable and represents less than 1% of the outstanding shares of Series A Liberty Group Stock. In addition, Dr. Malone beneficially owns 273,600 shares of Class B Preferred Stock, which represents 16.9% of the outstanding shares of Class B Preferred Stock. The foregoing percentage interests are based on the outstanding share numbers provided by the Issuer as of July 31, 1997 (adjusted for the transactions disclosed in Item 3 of the Statement and Dr. Malone's options as if exercised in full), as follows: 223,833,080 shares of Series A Liberty Group Stock; and 1,620,026 shares of Class B Preferred Stock. When all series and class of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 37.7% of the voting power with respect to a general election of directors of the Issuer.

         All other information in Item 5(a) remains correct.

         Item 5(c) is hereby amended and supplemented by adding the following information thereto:

         On October 15, 1997, Dr. Malone sold in the open market: (i) 15,000 shares of Class B Preferred Stock for $88.00 per share; (ii) 1,200 shares of Class B Preferred Stock for $89.00 per share; and (iii) 500,000 shares of Series A Liberty Group Stock for $33.00 per share. On October 16, 1997, Dr. Malone sold in the open market 185,300 shares of Series A Liberty Group Stock for $33.25 per share.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to the Statement is true, complete and correct.


October 30, 1997                            /s/  Dr. John C. Malone
                                            -----------------------------------
                                            Dr. John C. Malone